Exhibit 99.10

THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES.

ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

March 14, 2025

VIA ELECTRONIC MAIL

Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner”, “we”, “us” or “our”), we are submitting a further update to our previous proposals (dated February 3, 2025, February 28, 2025, and March 11, 2025) to acquire 100% of the outstanding share capital of Vacasa, Inc. (“Vacasa” or the “Company”) not already owned directly or indirectly by Davidson Kempner.

We are offering $5.75 per share in cash (the “Proposed Transaction” and this letter, our “Improved Proposal”).

Since the Special Committee permitted the Company and its representatives to engage with us and our representatives, we have worked tirelessly to fulfill the Special Committee’s requests, demonstrating the actionability and superiority of our proposal and positioning ourselves to execute definitive transaction agreements in the next few days. Additionally, during this period, and with the Special Committee’s authorization, we have engaged in discussions with various stakeholders to secure their consent to enter into a Tax Receivable Agreement (“TRA”) amendment on the same terms and conditions as the Existing Agreement. While these discussions have been substantially positive, we have carefully considered stakeholder feedback and are pleased to submit this further improved proposal, which we believe will be welcomed and appreciated by all Vacasa stockholders.

Key Terms of the Improved Proposal

We believe that under any metric, our Improved Proposal clearly provides all Vacasa stockholders with greater value and certainty than the existing Casago agreement, dated December 30, 2024, including:

•	Increased purchase price of $5.75 per share in cash payable at closing for 100% of the outstanding equity of Vacasa not already owned directly or indirectly by Davidson Kempner. Our purchase price represents a 15% premium to Casago’s proposal of $5.02 per share, subject to certain adjustments set forth in the Existing Agreement.
•	Enhancements to the Merger Consideration Adjustment for Unit Count, specifically to Annex C-1 to the Merger Consideration Adjustment Schedule attached to the existing Casago agreement as set forth in Exhibit A attached hereto, which enhances the unit ladder increments from 500 to 750 units and reduces the floor unit count from 24,000 to 20,000 for the purposes of the Floor Unit Count Termination Right.

•	Reduction of the Minimum Liquidity Threshold by 33%, from $15 million to $10 million, as set forth in Annex C-2 of the Merger Consideration Adjustment Schedule in the existing Casago agreement. Coupled with our enhancements to the Merger Consideration Adjustment for Unit Count, the reduced Minimum Liquidity Threshold significantly reduces the risk and size of a potential downward adjustment to the merger consideration payable to Vacasa stockholders compared to the existing agreement with Casago.

•	Efficient two-step transaction structure designed to expedite the timeline to closing and align the estimated transaction closing date of our Proposed Transaction with the existing Casago transaction, which was entered into on December 30, 2024. Our proposed tender offer structure, combined with the other enhancements in our Improved Proposal, is intended to mitigate the incremental risks of a potential timeline delay and maximize the ultimate consideration payable to Vacasa stockholders compared to the Casago transaction.

•	No equity or debt financing contingency as affiliates of Davidson Kempner will fully backstop the Proposed Transaction. We have already proposed an equity commitment letter in support of the full purchase price of the Proposed Transaction to the Special Committee and its representatives.
•	Provide interim funding between the signing to closing period up to an amount of $5 million. Vacasa, at its discretion, would be able to draw the funds at any time prior to closing (in full or partial increments) on the same terms and conditions as the Initial Notes, allowing for incremental funding to support the Company’s liquidity should it be necessary to reach transaction closing.

We remain fully committed to acquiring Vacasa. This Improved Proposal represents our third enhancement since submitting our initial bona fide offer to the Special Committee on February 3, 2025. We have consistently demonstrated the superiority of our fully financed, fully actionable, all-cash proposal and have diligently responded to and addressed all of the Special Committee’s questions and concerns. The Special Committee and its representatives have emphasized that time is of the essence, and we emphatically agree. Accordingly, we urge the fully empowered Special Committee to act without delay and take the following actions:

1.	Promptly declare our Improved Offer a “Superior Proposal” under the terms of the existing agreement with Casago;
2.	Finalize and execute the definitive transaction agreements; and
3.	Finalize and execute joint “rollout” communications to the various constituents and homeowners.

Time is of the essence. While we continue to make substantial progress on securing the TRA consents, in light of our shared objective to move with urgency, we urge the Special Committee to declare our proposal a “Superior Proposal,” which we believe will accelerate dialogue with the TRA stakeholders. The fully empowered Special Committee must fulfill its fiduciary duties to maximize value and serve the best interests of all Vacasa stockholders.

We look forward to working expeditiously with the Special Committee to consummate our Proposed Transaction in the coming days, delivering more certain and maximum value to all stockholders. Thank you.

Sincerely,

/s/ Joshua D. Morris

Joshua D. Morris

Managing Member

Davidson Kempner Capital Management LP

Exhibit A - Improved Merger Consideration Adjustment Schedule

Merger Consideration: $5.75

	Company Units Threshold by Close Date
Reduction to Merger Consideration	1/31/2025	2/28/2025	3/31/2025	4/30/2025	5/31/2025
($0.10)	32,000	32,000	32,000	31,400	30,800
($0.20)	31,250	31,250	31,250	30,650	30,050
($0.30)	30,500	30,500	30,500	29,900	29,300
($0.40)	29,750	29,750	29,750	29,150	28,550
($0.50)	29,000	29,000	29,000	28,400	27,800
($0.60)	28,250	28,250	28,250	27,650	27,050
($0.70)	27,500	27,500	27,500	26,900	26,300
($0.80)	26,750	26,750	26,750	26,150	25,550
($0.90)	26,000	26,000	26,000	25,400	24,800
($1.00)	25,250	25,250	25,250	24,650	24,050
($1.10)	24,500	24,500	24,500	23,900	23,300
($1.20)	23,750	23,750	23,750	23,150	22,550
($1.30)	23,000	23,000	23,000	22,400	21,800
($1.40)	22,250	22,250	22,250	21,650	21,050
($1.50)	21,500	21,500	21,500	20,900	20,300
($1.60)	20,750	20,750	20,750	20,150
($1.70)	20,000	20,000	20,000